[COINSTAR, INC. LETTERHEAD]

May 6, 2013

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	Coinstar, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 8, 2013

File No. 000-22555

Dear Mr. Spirgel:

Coinstar, Inc. (the “Company”) is pleased to respond to the Securities and Exchange Commission staff’s (the “Staff”) review of our Form 10-K for the fiscal year ended December 31, 2012 outlined in your letter to the Company dated April 23, 2013. We have repeated your comments below in italics and have included our responses to each.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

Please revise your disclosure in future filings, beginning with your Form 10-Q for the second quarter of this year, to explain more fully the reasons behind the decline in same-store sales since at least 2009, both for Redbox and for Coin.

Response:

In response to the Staff’s comment, in our future filings we will explain more fully the reasons concerning changes in our same store sales figures within our Redbox and Coin segments with the intent to inform the reader of changes relative to the comparative periods presented and known trends within these segments.

Non-GAAP Financial Measures, pages 35- 37, and Financial Statements and Supplementary Data, Note 5, Equity Method Investments and Related Party Transactions, pages 60—61

Please explain why the equity losses from your investment in Redbox Instant by Verizon LLC (the Joint Venture) are considered non-core activities as you state that “non-core activities are primarily non-recurring events or events that we do not control.” We note that Redbox has certain rights to cause Verizon to acquire Red Box’s interest in the Joint Venture at fair value, generally after the fifth anniversary of the LLC agreement, or in certain circumstances, at an earlier date. Further, Redbox has the right to make pro rata capital contributions up to the first $450 million of the Joint Venture in order to not have its ownership diluted below 10%. During 2012, we note that Redbox made capital contributions of $24.5 million and the contribution of a non-exclusive, royalty-free right for the usage of the Redbox trademark, valued at $30 million, in exchange for a 35% interest in the Joint Venture. It would appear that your investment in the Joint Venture is part of the continued business development strategy and growth of Redbox.

Response:

We disclose our non-GAAP “core” and “non-core” financial measures because we believe investors should consider our core results because they are more indicative of our ongoing performance and trends and are more consistent with how management evaluates our operational results and trends. They provide meaningful supplemental information to investors through the exclusion of certain expenses which are either non-recurring or may not be indicative of our directly controllable business operating results on a more consistent basis.

We believe investors place importance on these measures in assessing our current performance, judging our ability to manage the business successfully as well as providing information useful in forecasting and evaluating future period results.

In assessing our investment in the Joint Venture for categorization into “non-core” versus “core” results we considered factors such as:

•

Our management team does not control the operations nor the daily decisions of the Joint Venture; therefore, disclosing the results of the Joint Venture as “core” would not allow investors to assess the effectiveness of our management team based on the decisions we directly control.

•

The aspects of the Joint Venture relationship for which we have control, such as the revenue and cost of our products subject to our control with respect to acquisition and delivery of disc content that are packaged with the Joint Venture offering, are presented within our Redbox segment and “core” results.

•

While we have a right to cause Verizon to acquire Redbox’s interest in the Joint Venture at fair value, Verizon also has a right to compel us to sell our interest in the Joint Venture at certain points in time. Should we or Verizon exercise these rights, on a go forward basis our consolidated results would no longer include our proportionate share of the Joint Venture’s results. Therefore, excluding the results from our “core” financial measures provides investors with better information to assess historical performance on a comparable basis. Further, these put/call features coincide with our view that the Joint Venture results are reflective of a long-term investment that should be reviewed and evaluated separately from our on-going “core” operations that we directly control.

•

Our right to make pro rata capital contributions up to the first $450 million of the Joint Venture in order to not have our ownership diluted below 10% provides dilution protection but does not give us the ability to control the Joint Venture or its daily operations.

•	Our chief operating decision maker does not assess the results of the Joint Venture together with the results of the Redbox segment.

Accordingly, as we believe our investors and analysts place importance on identifying results that are directly attributable to our ability to manage our business, the exclusion of Joint Venture results as “non-core” provides a benefit to our investors in allowing for greater transparency in assessing our performance, helps investors better analyze the results of our business and assist in forecasting future periods. Additionally, we have and will continue to disclose in the footnotes to our financial statements our proportionate share of the Joint Venture losses, which enables investors to include such results in our “core” performance, if they otherwise chose to do so. In future filings, we will modify our definition of “core” and “non-core” to better reflect the above rationale.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any further questions or comments concerning the Company’s responses, please contact me at (425) 943-8444.

Sincerely,

/s/ J. Scott Di Valerio

J. Scott Di Valerio

Chief Executive Officer